Registration No. 33-12715

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of

the Securities and Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003

A. Full Title of the Plan:

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

“The Exhibit Index is located at page 2 hereof.”

REQUIRED INFORMATION

a.) Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 4.

b.) Exhibit Index:

23. The consent of PricewaterhouseCoopers LLP, independent auditor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of The Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE BRYN MAWR BANK CORPORATION THRIFT AND SAVINGS PLAN

Date: June 28, 2004	By:	/s/ MICHELLE FRITZ
Michelle Fritz
Benefit Plans Administrative Committee

Bryn Mawr Bank Corporation

Thrift and Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2003 and 2002

Bryn Mawr Bank Corporation

Thrift And Savings Plan

Index

December 31, 2003 and 2002

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Bryn Mawr Thrift and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Bryn Mawr Thrift and Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 23, 2004

Bryn Mawr Bank Corporation

Thrift And Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments at fair value	$15,936,910	$12,740,120
Accrued interest and dividends	12,103	16,059

Total assets	15,949,013	12,756,179

Liabilities
Accrued expenses	8,477	6,650

Total liabilities	8,477	6,650

Net assets available for benefits	$15,940,536	$12,749,529

The accompanying notes are an integral part of these financial statements.

Bryn Mawr Bank Corporation

Thrift And Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Additions
Investment income
Dividends	$97,756	$87,061
Interest	52,835	71,334
Qualified Common Trust Fund income	127,231	140,016
Net appreciation (depreciation) in the fair value of investments	2,388,903	(656,556)

Contributions
Employer	348,591	347,245
Employee	979,384	941,235
Rollovers	48,106	41,486

Total additions	4,042,806	971,821

Deductions
Benefits paid to participants	818,857	1,933,212
Administrative expenses	32,942	38,574

Net increase (decrease)	3,191,007	(999,965)

Net assets available for benefits
Beginning of year	12,749,529	13,749,494

End of year	$15,940,536	$12,749,529

The accompanying notes are an integral part of these financial statements.

Bryn Mawr Bank Corporation

Thrift And Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

General

The following description of the Bryn Mawr Bank Corporation Thrift and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the “Corporation”) and its wholly-owned subsidiaries, including The Bryn Mawr Trust Company (the “Bank”), (collectively, the “Company”) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees can voluntarily contribute through payroll deduction from 1% to 16% of their base annual pay on a pre-tax basis, subject to certain limitations. Such contributions are matched dollar for dollar by the Company to a maximum of 3% of the participant’s base annual pay. In addition, the Board of Directors may, at their discretion, authorize an additional contribution based on the Company’s profitability. There were no additional contributions made in 2003 or 2002. The participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers the Corporation’s common stock, two common trust funds administered by the Bank, one money market fund and four mutual funds, as investment options for participants. The matching Corporation contribution is allocated among the investment options based upon the elections made by the participants.

Effective January 1, 2003, employment on the last day of the calendar quarter was no longer required for a participant to receive a matching contribution for that quarter if the participant met certain criteria. Effective April 1, 2004, that criteria was modified. See the Plan Agreement for more details.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been

Bryn Mawr Bank Corporation

Thrift And Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

determined based on the unit values of the funds. Unit values are determined by the Bank by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Corporation stock is valued at its quoted market price.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain items in the prior year’s financial statements have been reclassified for comparative purposes.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2003 and 2002.

	2003	2002
Federated Prime Obligations Fund, 3,189,329 and 3,038,339 shares, respectively	$3,189,329	$3,038,339
Qualified Equity Fund, 45,640 and 45,909 shares, respectively	3,948,464	3,155,316
Qualified Income Fund II, 134,364 and 141,918 shares, respectively	1,414,298	1,486,450
Bryn Mawr Bank Corporation Common Stock 176,184 and 80,894 shares, respectively	4,270,978	2,963,147
Templeton Foreign Fund, 47,976 shares	821,696	—
Vanguard 500 Index Fund, 9,364 shares	972,663	—
Brown Capital Small Cap Fund, 27,921 shares	842,918	—

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Common stock	$991,839	$849,744
Common trust funds	751,819	(991,633)
Mutual funds	645,245	(514,667)

	$2,388,903	$(656,556)

Bryn Mawr Bank Corporation

Thrift And Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

4.	Withdrawals

Participants are 100% vested in the underlying equity in their account, including employer contributions. Participants who terminate from the Plan have distributed to them all vested funds.

Participant contributions and accumulated earnings are restricted as to withdrawal except in the case of hardship as defined by the Internal Revenue Code. Such withdrawals will be subject to a 10% withdrawal penalty to the participant.

5.	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

6.	Participants Loan Fund

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Current Loan terms range from 1-5 years or up to 10 years in certain instances. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions.

7.	Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum equal to the value of the participant’s vested interest in his or her account or annual payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

8.	Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

9.	Related-Party Transactions

Certain Plan investments are common trust funds managed by the Company as well as shares of stock issued by the Company. The Company is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

Bryn Mawr Bank Corporation

Thrift And Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Bryn Mawr Bank Corporation

Thrift and Saving Plan

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Item 4i

December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Current Value

*	Bryn Mawr Trust Company Qualified Equity Fund	Common Trust Funds	$3,948,464
*	Bryn Mawr Trust Company Qualified Income Fund II	Common Trust Funds	1,414,298
*	Bryn Mawr Bank Corporation
	Stock Fund	Common Stock	4,270,978
	Clipper Fund	Registered Investment Company	175,622
	Federated Prime Obligations Fund	Money Market Fund	3,189,329
	Brown Small Cap Fund	Registered Investment Company	842,918
	Templeton Institutional Foreign Equity Fund	Registered Investment Company	821,696
	Vanguard 500 Index Fund	Registered Investment Company	972,663
	Participant Loans	Loans to participants (4.75% - 10%; maturing 2/04 - 7/22)	300,942

			$15,936,910

*	Party-in-interest